Cresco Labs	Exhibit 99.3

Cresco Labs Reports First Quarter 2026 Financial Results, Advances Multiple Growth Initiatives
CHICAGO – May 8, 2026 – Cresco Labs Inc. (CSE: CL) (OTCQX: CRLBF) (FSE: 6CQ) (“Cresco Labs” or the “Company”), the industry leader in branded cannabis products with a portfolio of America’s most popular brands and the operator of Sunnyside dispensaries, today released its financial and operating results for the first quarter ended March 31, 2026. All financial information presented in this release is reported in accordance with U.S. GAAP and in U.S. dollars, unless otherwise indicated, and is available on the Company’s investor website, here.
First Quarter 2026 Highlights
•First quarter revenue of $151 million.
•Gross profit of $75 million. Adjusted gross profit1 of $77 million; and an Adjusted gross margin1 of 50.7%.
•SG&A of $54 million or 36.0% of revenue. Adjusted SG&A of $51 million or 33.7%.
•Net loss of $17 million.
•First quarter Adjusted EBITDA1 of $33 million and Adjusted EBITDA margin1 of 21.7%.
•Retained the No. 1 share position in multiple billion dollar markets.2
Subsequent to Quarter End
•Was conditionally awarded a Texas Compassionate Use Program license for vertically integrated operations.
•Opened two new Ohio dispensaries: Bridgeport on April 10, 2026, and Aberdeen on May 5, 2026.
•Began supporting operations of nine Pennsylvania dispensaries under a management services agreement.
•The Trump Administration reclassified medical marijuana to Schedule III under the Controlled Substances Act, a step that is expected to eliminate the application of Section 280E to Cresco's medical operations; Attorney General Blanche announced an expedited process to review the classification of marijuana more broadly, with a hearing beginning on June 29, 2026.
Management Commentary
“Q1 reflects continued progress against a clear plan and the strengthening of our growth platform. Subsequent to the quarter, we added 11 dispensaries to our platform across Pennsylvania and Ohio, expanding our scaled footprint in core markets. We’ve shifted Kentucky from the investment phase into revenue generation with our first harvest in April and we have added meaningful long-term optionality by being awarded a conditional medical license in Texas.”
“Moving state-legal medical cannabis from Schedule I to Schedule III is the most consequential reform this industry has seen, and it validates the work we've been executing on for years. More broadly, this is an important step in a longer path towards normalization. We look forward to the hearings on the general rescheduling of cannabis on June 29th. We've built the operational foundation and balance sheet discipline to capture immediate benefits of rescheduling, while positioning Cresco to capitalize on the broader path to normalization.”
1 See “Non-GAAP Financial Measures” at the end of this press release for more information regarding the Company’s use of non-GAAP financial measures.
2 According to Hoodie Analytics.

Cresco Labs

Balance Sheet and Other Financial Information
•As of March 31, 2026, the Company had $67 million of cash, cash equivalents, and restricted cash, a senior secured term loan, net of discount and issuance costs, of $310 million and a mortgage loan, net of discount and issuance costs, of $19 million.
•Total shares on a fully converted basis to Subordinate Voting Shares were 505,023,292 as of March 31, 2026.
Earnings Webcast
The Company will host an earnings webcast to discuss its financial results on Friday, May 8, 2026, at 8:30am Eastern Time (7:30am Central Time). The earnings call may be accessed via webcast, here. Archived access to the webcast will be available for one year on Cresco Labs’ investor website, here.
Consolidated Financial Statements
The financial information reported in this press release is based on unaudited management prepared financial statements for the quarter ended March 31, 2026. These financial statements have been prepared in accordance with U.S. GAAP. The Company expects to file its unaudited condensed interim consolidated financial statements for the quarter ended March 31, 2026, on SEDAR+ and EDGAR on or about May 8, 2026. Accordingly, such financial information may be subject to change. All financial information contained in this press release is qualified in its entirety with reference to such financial statements. While the Company does not expect there to be any material changes between the information contained in this press release and the consolidated financial statements it files on SEDAR+ and EDGAR, to the extent that the financial information contained in this press release is inconsistent with the information contained in the Company’s financial statements, the financial information contained in this press release shall be deemed to be modified or superseded by the Company’s filed financial statements. The making of a modifying or superseding statement shall not be deemed an admission, for any purposes, that the modified or superseded statement, when made, constituted a misrepresentation for purposes of applicable securities laws. Further, the reader should refer to the additional disclosures in the Company’s audited financial statements for the year ended December 31, 2025, filed on SEDAR+ and EDGAR.
Cresco Labs references certain non-GAAP financial measures throughout this press release, which may not be comparable to similar measures presented by other issuers. Please see the “Non-GAAP Financial Measures” section below for more detailed information.
Non-GAAP Financial Measures
This release reports its financial results in accordance with U.S. GAAP and includes certain non-GAAP financial measures that do not have standardized definitions under U.S. GAAP. The non-GAAP measures include: Earnings before interest, taxes, depreciation, and amortization (“EBITDA”); Adjusted EBITDA; Adjusted EBITDA margin; Adjusted gross profit; Adjusted gross profit margin; Adjusted selling, general, and administrative expenses (“Adjusted SG&A”), Adjusted SG&A margin; and Free Cash Flow are non-GAAP financial measures and do not have standardized definitions under U.S. GAAP. The Company defines these non-GAAP financial measures as follows: EBITDA as net loss (income) before interest, taxes, depreciation, and amortization; Adjusted EBITDA as EBITDA less other (expense) income, net, fair value mark-up for acquired inventory, adjustments for acquisition and non-core costs, impairment and share-based compensation; Adjusted EBITDA Margin as Adjusted EBITDA divided by revenues, net; Adjusted gross profit as gross profit less fair value mark-up for acquired inventory and adjustments for acquisition and non-core costs; Adjusted gross profit margin as Adjusted gross profit divided by

Cresco Labs

revenues, net; Adjusted SG&A as SG&A less adjustments for acquisition and non-core costs; Adjusted SG&A margin as Adjusted SG&A divided by revenues, net; and Free Cash Flow as Net cash provided by operating activities less purchases of property and equipment and proceeds from tenant improvement allowances. The Company has provided the non-GAAP financial measures, which are not calculated or presented in accordance with U.S. GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with U.S. GAAP and may not be comparable to similar measures presented by other issuers. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the U.S. GAAP financial measures presented herein. Accordingly, the Company has included below reconciliations of the supplemental non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.
This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated January 29, 2026, to its short form base shelf prospectus dated October 3, 2025.
About Cresco Labs Inc.
Cresco Labs’ mission is to normalize and professionalize the cannabis industry through a CPG approach to building national brands and a customer-focused retail experience, while acting as a steward for the industry on legislative and regulatory-focused initiatives. As a leader in cultivation, production, and branded product distribution, the Company is leveraging its scale and agility to grow its portfolio of brands that include Cresco, High Supply, FloraCal, Good News, Wonder Wellness Co., Mindy’s, and Remedi, on a national level. The Company also operates highly productive dispensaries nationally under the Sunnyside brand that focus on building patient and consumer trust and delivering ongoing education and convenience in a wonderfully traditional retail experience. Through year-round policy, community outreach and SEED initiative efforts, Cresco Labs embraces the responsibility to support communities through authentic engagement, economic opportunity, investment, workforce development, and legislative initiatives designed to create the most responsible, respectable and robust cannabis industry possible. Learn more about Cresco Labs’ journey by visiting www.crescolabs.com or following the Company on Facebook, X or LinkedIn.
Forward-Looking Statements
This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Such forward-looking statements are not representative of historical facts or information or current condition but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential,’ or ‘continue,’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements,

Cresco Labs

including but not limited to those risks discussed under “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2025, filed on SEDAR+ and EDGAR, other documents filed by the Company with Canadian securities regulatory authorities; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Labs’ shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event, or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

Cresco Labs

Cresco Labs Inc.
Financial Information and Non-GAAP Reconciliations
(All amounts expressed in thousands of U.S. Dollars)

Unaudited Consolidated Statements of Operations
For the Three Months Ended March 31, 2026, December 31, 2025, and March 31, 2025

	For the Three Months Ended
($ in thousands)	March 31, 2026	December 31, 2025	March 31, 2025
Revenues, net	$151,325	$161,553	$165,757
Cost of goods sold	75,876	78,232	87,126
Gross profit	75,449	83,321	78,631
Gross profit %	49.9%	51.6%	47.4%
Operating expenses:
Selling, general, and administrative	54,496	57,014	57,811
Share-based compensation	4,861	3,415	2,075
Depreciation and amortization	4,919	4,966	5,156
Impairment loss	—	93,471	—
Total operating expenses	64,276	158,866	65,042
Income (Loss) from operations	11,173	(75,545)	13,589

Other (expense) income, net:
Interest expense, net[2]	(14,927)	(14,264)	(14,854)
Other income, net[2]	960	2,664	347
Total other expense, net	(13,967)	(11,600)	(14,507)
Loss before income taxes	(2,794)	(87,145)	(918)
Income tax expense	(14,220)	(1,804)	(14,316)
Net loss[1]	$(17,014)	$(88,949)	$(15,234)
1 Net loss includes amounts attributable to non-controlling interests.
2 Certain immaterial prior period amounts were reclassified to conform to the current presentation.

Cresco Labs

Cresco Labs Inc.
Unaudited Reconciliation of Gross Profit to Adjusted Gross Profit (Non-GAAP)
For the Three Months Ended March 31, 2026, December 31, 2025, and March 31, 2025

	For the Three Months Ended
($ in thousands)	March 31, 2026	December 31, 2025	March 31, 2025
Revenues, net	$151,325	$161,553	$165,757
Cost of goods sold[1]	75,876	78,232	87,126
Gross profit	$75,449	$83,321	$78,631
Fair value mark-up for acquired inventory	593	28	—
Cost of goods sold adjustments for acquisition and other non-core costs	702	1,049	3,144
Adjusted gross profit (Non-GAAP)	$76,744	$84,398	$81,775
Adjusted gross profit % (Non-GAAP)	50.7%	52.2%	49.3%
1 Production (cultivation, manufacturing, and processing) costs related to products sold during the period.

Cresco Labs Inc.
Summarized Consolidated Statements of Financial Position
As of March 31, 2026 and December 31, 2025

($ in thousands)	March 31, 2026	December 31, 2025
	(unaudited)
Cash, cash equivalents, and restricted cash (current)	$63,573	$91,086
Other current assets	183,098	168,187
Property and equipment, net	325,589	327,192
Intangible assets, net	288,449	275,342
Goodwill	209,041	208,173
Other non-current assets	129,109	127,320
Total assets	$1,198,859	$1,197,300

Total current liabilities	$98,172	$100,180
Total non-current liabilities	856,476	844,618
Total shareholders’ equity	244,211	252,502
Total liabilities and shareholders’ equity	$1,198,859	$1,197,300

Cresco Labs Inc.
Unaudited Reconciliation of SG&A to Adjusted SG&A (Non-GAAP)
For the Three Months Ended March 31, 2026, December 31, 2025, and March 31, 2025

	For the Three Months Ended
($ in thousands)	March 31, 2026	December 31, 2025	March 31, 2025
Selling, general, and administrative	$54,496	$57,014	$57,811
Adjustments for acquisition and other non-core costs	3,542	7,702	4,841
Adjusted SG&A (Non-GAAP)	$50,954	$49,312	$52,970
Adjusted SG&A % (Non-GAAP)	33.7%	30.5%	32.0%

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Cresco Labs Inc.
Unaudited Reconciliation of Net Loss to Adjusted EBITDA (Non-GAAP)
For the Three Months Ended March 31, 2026, December 31, 2025, and March 31, 2025

	For the Three Months Ended
($ in thousands)	March 31, 2026	December 31, 2025	March 31, 2025
Net loss[1]	$(17,014)	$(88,949)	$(15,234)
Depreciation and amortization	12,216	10,758	12,906
Interest expense, net[2]	14,927	14,264	14,854
Income tax expense	14,220	1,804	14,316
EBITDA (Non-GAAP)	$24,349	$(62,123)	$26,842

Other expense, net[2]	(960)	(2,664)	(347)
Fair value mark-up for acquired inventory	593	28	—
Adjustments for acquisition and other non-core costs	3,661	8,071	7,015
Impairment loss	—	93,471	—
Share-based compensation	5,255	3,652	2,723
Adjusted EBITDA (Non-GAAP)	$32,898	$40,435	$36,233
Adjusted EBITDA % (Non-GAAP)	21.7%	25.0%	21.9%
1 Net loss includes amounts attributable to non-controlling interests.
2 Certain immaterial prior period amounts were reclassified to conform to the current presentation.

Cresco Labs Inc.
Unaudited Summarized Consolidated Statements of Cash Flows
For the Three Months Ended March 31, 2026, December 31, 2025, and March 31, 2025

	For the Three Months Ended
($ in thousands)	March 31, 2026	December 31, 2025	March 31, 2025
Net cash (used in) provided by operating activities	$(5,631)	$27,432	$30,463
Net cash used in investing activities	(13,232)	(13,242)	(6,869)
Net cash used in financing activities	(8,646)	(1,793)	(5,733)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(2)	(17)	2
Net (decrease) increase in cash and cash equivalents	$(27,511)	$12,380	$17,863
Cash and cash equivalents and restricted cash, beginning of period	94,335	81,956	144,255
Cash and cash equivalents and restricted cash, end of period	$66,824	$94,336	$162,118

Cresco Labs

Cresco Labs Inc.
Unaudited Reconciliation of Operating Cash Flow to Free Cash Flow (Non-GAAP)
For the Three Months Ended March 31, 2026, December 31, 2025, and March 31, 2025

	For the Three Months Ended
($ in thousands)	March 31, 2026	December 31, 2025	March 31, 2025
Net cash (used in) provided by operating activities	$(5,631)	$27,432	$30,463
Purchases of property and equipment	(7,638)	(9,016)	(5,818)
Proceeds from tenant improvement allowances	75	—	50
Free Cash Flow (Non-GAAP)	$(13,194)	$18,416	$24,695

Cresco Labs

Contacts
Media
Press@crescolabs.com
Investors
Sharon Schuler, Chief Financial Officer
investors@crescolabs.com
For general Cresco Labs inquiries:
312-929-0993
info@crescolabs.com